November 7, 2007

Mr. Thomas W. Adams, Chairman and Chief Executive Officer
Tronox Incorporated
One Leadership Square, Suite 300
211 N. Robinson Ave.
Oklahoma City, Oklahoma 73102

Dear Tom:

Our firm has been following your company and industry since early 2006, shortly after your spin-off from Kerr-McGee. Over the past year, my colleagues and I have spoken and met with you and other senior members of your team on multiple occasions. With each successive quarter, we gain increasing confidence that you are undertaking the appropriate measures to position Tronox for considerable value creation over the next few years. We have continued to grow our position during this period, and as of November 6, 2007, RLR Capital Partners, LP and RLR Focus Master Fund, LP, beneficially own 1,200,000 Class B shares of Tronox Incorporated in the aggregate, which represents approximately 5.24% of the outstanding Class B shares.

We believe shares of Tronox are significantly undervalued and are supportive of your efforts to build long-term value in the titanium dioxide industry. Your team's execution on Project Cornerstone, the company-wide program to permanently reduce operating expenses and improve working capital positioning, have already borne fruit, as evidenced by your ability to generate cash and pay down debt this year despite extremely difficult industry conditions that have seen historically low margins. We have been particularly impressed by your ability to exceed the project milestones and your continuous resetting of a higher bar for the company to achieve. As pricing discipline continues to return to the market, as is evident by the recent rounds of price increases by all major competitors, and as strong demand growth in Asia and Europe continue to push industry utilization towards 100% with no new capacity coming on-line for the foreseeable future, the efficiencies and working capital improvements you have undertaken should yield extremely strong EBITDA and free cash flow growth for at least the next few years. This free cash flow growth, coupled with continuing sales of non-core real estate, should further strengthen the company's balance sheet and position Tronox for significant capital returns to shareholders over time.

As downstream providers continue to pursue consolidation strategies, as evidenced by such recent deals as Akzo Nobel acquiring Imperial Chemical Industries, PPG Industries acquiring SigmaKalon Group and Sherwin Williams' multiple acquisitions over the past year, we believe the logic and inevitably of further consolidation in the titanium dioxide industry is irrefutable. The lack of acceptable functional substitutes for titanium dioxide in the production of paint and other coatings and the high replacement costs for the industry's manufacturing footprint should provide considerable valuation support for further deals in the industry, particularly against a backdrop of improving industry-wide fundamentals. Further, the titanium dioxide industry is heavily concentrated, with the top five players holding more than 70% market share, suggesting that even one further round of consolidation could have a very meaningful impact on industry fundamentals and valuations. Certainly transactions that have been done recently have been consummated at valuations far in excess of Tronox's current valuation. We are confident that as further industry consolidation opportunities arise, you will examine them in the light of producing strong growth in shareholder value.

We look forward to a continuing dialogue with you and your team and further discussion of the items discussed in this letter.

Very truly yours,

Robert L. Rosen